Exhibit 99.1

CANGO INC. ANNOUNCES CERTAIN UPDATES

SHANGHAI, April 22, 2022 /PRNewswire/ — Cango Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced (i) the declaration of a special cash dividend, (ii) a new share repurchase program, and (iii) option grants to certain executive officers.

Special Cash Dividend

Cango’s board of directors has approved and declared a special cash dividend of US$0.5 per ordinary share (or US$1 per American depository share) on its outstanding shares, to be paid on June 15, 2022 (Eastern Time) to shareholders of record as of the close of trading on May 25, 2022 (Eastern Time).

New Share Repurchase Program

Cango’s board of directors has authorized a new share repurchase program (the “New Share Repurchase Program”) under which the Company may repurchase up to US$50 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from April 25, 2022.

Under the New Share Repurchase Program, the Company may repurchase its ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, Cango will also effect repurchase transactions in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and its insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Cango’s working capital requirements and general business conditions. The Company’s board of directors will review the New Share Repurchase Program periodically, and may authorize adjustment of its terms and size. The Company plans to fund the repurchases from its existing cash balance.

On August 19, 2021, the Company announced a share repurchase program (the “Existing Share Repurchase Program”) under which the Company may repurchase up to US$50 million worth of its outstanding ADSs and/or Class A ordinary shares. Pursuant to the Existing Share Repurchase Program, the Company had repurchased 6,241,379 ADSs from the open market with cash in the aggregate amount of approximately US$23.0 million up to April 21, 2022. For avoidance of doubt, the Existing Share Repurchase Program will remain in effect until its expiration on August 25, 2022.

Option Grants

Cango’s board of directors has authorized the grant of (i) an option to purchase 6,000,000 Class A ordinary shares to Mr. Xiaojun Zhang, Cango’s co-founder and chairman, and (ii) an option to purchase 6,000,000 Class A ordinary shares to Mr. Jiayuan Lin, Cango’s co-founder, director and chief executive officer. These share options are granted in consideration of Mr. Zhang and Mr. Lin’s roles in guiding Cango’s profitable investment in Li Auto Inc., a provider of new energy passenger vehicles in China. The share options vest immediately upon grant and have an exercise price of US$1.2951 per Class A ordinary share.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, car trading transactions, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Twitter: https://twitter.com/Cango_Group

Emilie Wu

The Piacente Group, Inc.

Tel: +86 21 6039 8363

Email: ir@cangoonline.com